
January 18, 2007

via U.S. mail

Mr. Mark E. Vaughan
Chief Executive Officer
Vaughan Foods, Inc.
216 N.E. 12th Street
Moore, OK 73160

>   **Re: Vaughan Foods, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 27, 2006**
>   **File No. 333-137861**

Dear Mr. Vaughan:

      We have reviewed your filing and response letter dated December 27, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Explanatory Note

1.   We did not find the "alternate pages" to which you refer. Once you provide all omitted information and the alternate pages, we may have additional comments.

Corporate Information, page 5

2.   You state here that the remaining interests in Allison's will be acquired for $2.5 million and a number of shares equal to $1.0 million divided by the initial public offering price of the units. This disclosure appears to conflict with your response

to prior comment 41 in our letter dated November 3, 2006, where you state that the purchase price is now only the $2.5 million cash. Please tell us which is correct.

Summary of Financial Information, page 7

3. It appears that your net sales and gross profit lines were not updated for September 30, 2006. Please revise accordingly.

Risk Factors, page 9

4. We remind you of prior comment 14, which emphasized the importance of eliminating mitigating text from this section. You added new language at pages 9 and 16 that includes items that were the subject of prior comment 14. Please revise the section accordingly.

Recent Developments, page 17

5. We note your added disclosure with regard to the acquisition of Wild About Food, where you state, "The assumed liabilities consisted of $60,000 of accounts receivable." Did you mean accounts payable? We also note that the parenthetical phrase in this sentence does not close.

Capitalization, page 20

6. We note your response to prior comment 21 in our letter dated November 3, 2006, and we continue to be unable to understand the numbers this section. For example, you list "long term debt including capital lease obligations, net of current portion" at $9,046,000 and $9,928,000 for actual and pro forma, respectively, whereas your pro forma balance sheet on page F-33 indicates these numbers to be $9,082,850 and $9,207,346. Please revise as necessary.

Dilution, page 21

7. Please tell us why you believe that a pro forma negative net tangible book value of ($4,229,663) would have been $21,161,841 after taking into account the estimated net proceeds from the offering of $21,832,000. We are also unable to ascertain how you arrived at the ($4,229,663) figure.

8. Please explain why your last paragraph on this page indicates net proceeds of $25,272,000 if the over-allotment option is exercised in full, whereas $25,207,000 is indicated on page 18.

Management's Discussion and Analysis..., page 24

Critical Accounting Policies and Estimates, page 25

9.   Please revise your disclosures to address the material implications of the
        uncertainties that are associated with the methods, assumptions and estimates
        underlying your critical accounting measurements. Specifically, you should
        provide the following:

        (a) An analysis of the uncertainties involved in applying the principle and the
        variability that is reasonably likely to result from its application.

        (b) An analysis of how you arrived at the measure and how accurate the estimate
        or underlying assumptions have been in the past.

        (c) An analysis of your specific sensitivity to change based on outcomes that are
        reasonably likely to occur and have a material effect.

        Please refer to FRC Section 501.14 for further guidance. Also explain why you
        believe accounting for intangible assets to be a critical accounting policy. We
        issue this comment both for Vaughan Foods and for Allison's.

10.   We note your response to prior comment 47 in our letter dated November 3, 2006,
        regarding your analysis of segment reporting in accordance with SFAS 131.
        Please add robust disclosure here indicating your uncertainty regarding your
        segment reporting policies going forward.

Results of Operations of Vaughan Foods, page 26

Comparison of nine months ended September 30, 2006 and 2005

11.   We note that gross profit decreased by $977,825 and that depreciation and
        amortization expense increased by $488,220. Please explain why you have not
        included a discussion of increased depreciation and amortization expense in your
        discussions of increased costs.

Allison's Gourmet Kitchens, page 33

12.   We reissue prior comment 31 in our letter dated November 3, 2006, with regard to
        Allison's. Specifically, the discussions for each period-over-period comparisons
        should include:

            •   Quantification of the increase in net sales due to increased volume versus
                that which was due to pricing.

- A comparison of the volumes and prices of individual products sold in one period versus the other. This discussion would normally be accompanied by a table. If you believe that such presentation would not be meaningful or would be unduly complex, please provide the information and an explanation to us. If several products represent the majority of your sales, it may be appropriate to disclose the volumes and prices of your best selling products, and then present an "all other" category to include the remaining products.

Description of Securities, page 52

13.   We note your response to prior comment 43 but continue to be confused by your disclosures. Please explain why you would have 10,800,000 issued and outstanding shares if the over-allotment option is exercised. We note that your disclosure on page 57 states that you would have 6,097,223 shares.

14.   We note your added disclosure on page 53 regarding cash settlement. Please correct the last sentence in that paragraph to add the word "to" before the word "effect" so that the sentence will be grammatically correct and not confusing.

Financial Statements

15.   We note that the financial statements for Vaughan Foods and Allison's included in the marked Amendment No. 1 provided to us are not, in fact, marked for changes. We note that you have made significant changes to your financial statements. Please provide marked copies of these financial statements, showing the changes made in your Amendment No. 1 versus the original filing. Additionally, provide marked copies with subsequent amendments. Providing marked copies for Amendment No. 2 only, if they fail to show changes made in Amendment No. 1, will not suffice.

Financial Statements of Vaughan Foods, Inc.

16.   It appears that you have made significant changes to your financial statement footnotes, including adding certain footnotes and deleting certain information. For example, in Note 13 you disclose your lease payments payable as of September 30, 2006, but have removed the information as of December 31, 2005. It is not appropriate to remove the December 31, 2005, disclosure. Please revise your financial statements in this regard. Also tell us whether your auditors have reviewed your revisions to the audited financial statements and footnotes and whether they have reissued their auditor's report.

Consolidated Statements of Cash Flows, page F-5

17.   Please explain to us why you believe that "Restricted assets" and "Distribution from restricted assets" are financing rather than investing activities. We would normally expect that cash used to acquire restricted accounts and cash withdrawn from restricted accounts would be classified as investing activities.

Earnings (Loss) Per Share, page F-8

18.   You state in your response to prior comment 51 in our letter dated November 3, 2006, that you have no securities that could potentially dilute EPS. Yet your accounting policy states that you have excluded shares relating to your agreement described in Note 8 because they would be anti-dilutive due to your net loss. Explain the apparent contradiction between your disclosure and your response to our comment.

Note 8 – Short-term Borrowings, page F-11

19.   We note your response to prior comment 53 in our letter dated November 3, 2006. Please advise us how you have resolved this issue and add additional disclosure accordingly.

Unaudited Pro Forma Financial Statements, page F-31

20.   Regulation S-X, Rule 11-02(c), requires that a pro forma balance sheet be filed as of the end of the most recent period for which a consolidated balance sheet is required. In your case, this is September 30, 2006. We note that you have filed pro forma balance sheets as of both September 30, 2006, and December 31, 2005. Please remove the pro forma balance sheet as of December 31, 2005, and amend your related disclosure on page F-31.

21.   Revise your pro forma financial statements to footnote each pro forma adjustment and provide an explanation of the reason for such adjustment. Your Note 3 does not sufficiently explain your adjustments and we are not able to understand them.

Pro Forma Balance Sheets, page F-33

22.   Tell us how you considered the provisions of SFAS 141, paragraphs 9-11, and EITF 02-5 when you determined that the cash payment to Allison's shareholders should be recorded as goodwill rather than as a reduction to shareholders' equity. That is, explain why you do not believe that the two entities are under common control, as defined in the accounting literature. Following your consideration of this comment, and whether you now believe the entities to be under common control or continue to believe that they are not, provide to us a detailed analysis to support your position.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sandra Eisen at (202) 551-3864 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Eisen
        A. Sifford
        J. Wynn
        T. Levenberg

        via facsimile
        Stephen Zelnick, Esq.
        Morse, Zelnick, Rose & Lander LLP
        (212) 838-9190